SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.7)*


                             Harmony Holdings, Inc.
                             ----------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    41322310
                                 --------------
                                 (CUSIP Number)


                               Jill J. Theis, Esq.
                       Children's Broadcasting Corporation
                            5501 Excelsior Boulevard
                          Minneapolis, Minnesota 55416
                                 (612) 925-8840
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 15, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





---------------------------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)


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CUSIP No.  41322310                                          13D                  Page  2   of  6  Pages
          ----------------------                                                       ----    ---
--------------------------------------------------- -------------------- ---------------------------------------------

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
1                  NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Children's Broadcasting Corporation
                   41-1663712
------------------ ---------------------------------------------------------------------------------------------------
2                  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                           (a)     [ ]
                                                                                                           (b)     [ ]

------------------ ---------------------------------------------------------------------------------------------------
3                  SEC USE ONLY

------------------ ---------------------------------------------------------------------------------------------------
4                  SOURCE OF FUNDS*

                   WC

------------------ ---------------------------------------------------------------------------------------------------
5                  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [ ]

------------------ ---------------------------------------------------------------------------------------------------
6                  CITIZENSHIP OR PLACE OF ORGANIZATION

                   Minnesota

------------------ ---------------------------------------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    3,907,962

        NUMBER OF           ------- ----------------------------------------------------------------------------------
          SHARES            8       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                   0
           EACH
        REPORTING           ------- ----------------------------------------------------------------------------------
          PERSON            9       SOLE DISPOSITIVE POWER
           WITH
                                    3,907,962

                            ------- ----------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0

------------------ ---------------------------------------------------------------------------------------------------
11                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,907,962

------------------ ---------------------------------------------------------------------------------------------------
12                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]

------------------ ---------------------------------------------------------------------------------------------------
13                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   52.1%

------------------ ---------------------------------------------------------------------------------------------------
14                 TYPE OF REPORTING PERSON*

                   CO

------------------ ---------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997, July 2, 1998, July 17, 1998, and November 23, 1998, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

         Items 1 through 5 of the Schedule 13D are hereby amended and restated to read as follows:

Item 1:  Security and Issuer.

         The title of the class of equity securities to which this statement relates is Common Stock. The issuer of such securities is Harmony Holdings, Inc. ("Harmony"), a Delaware corporation, with its principal executive offices at 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416.

Item 2:  Identity and Background.

         This statement is filed by Children's Broadcasting Corporation, a Minnesota corporation, with its principal business and principal executive offices at 5501 Excelsior Boulevard, Minneapolis, Minnesota 55416.

         The attached Schedule I is a list of the executive officers and directors of the Company which contains the following information regarding each person listed on such schedule:

         (a)   name;
         (b)   residence or business address;
         (c) present principal occupation or employment and, if other than the Company, the name, principal business and address of any corporation or other organization in which such employment is conducted; and
         (d)   citizenship.

         During the past five years, neither the Company nor, to the best of the Company's knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration.

         The Company purchased the 225,000 shares of Common Stock at $1.06 per share including commissions 0-using its working capital.

Item 4:  Purpose of Transaction.

         The Company purchased the Shares to increase the Company's investment in Harmony and to consolidate for financial reporting purposes. The Company reserves the right to purchase additional shares of Common Stock, on the open market or through direct purchases from Harmony, if it deems such action to be in its best interest.

         The Company has resolved to invest funds in Harmony, if necessary, to allow it to meet its working capital requirements through June 30, 1999. Such investment may take the form of loans or the purchase of securities.

         The Company also intends, indirectly or directly through Harmony, to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. Such acquisitions could potentially involve extraordinary corporate transaction, such as a merger between the Company and Harmony. As of the date hereof, the Company does not have any understandings, commitments, agreements or plans with respect to any such acquisitions.

         Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of
         Schedule 13D.

Item 5:  Interest in Securities of the Issuer.

         THE REPORTING PERSON

               (A) As of April 15, 1999, the Company beneficially owned 3,907,962 shares of Common Stock of Harmony, constituting approximately 52.1% of the outstanding Common Stock of Harmony.


                              (Page 3 of 6 Pages)

               (B) As of the April 15, 1999, the Company had sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,907,962 shares of Common Stock of Harmony.

               (C) On April 15, 1999, the Company acquired 225,000 additional shares of Harmony. Upon information and belief, the Company understands that 200,000 of such shares were formally owned by the clients of Pyramid Partners, L.P. ("Pyramid"), an entity of which Perkins Capital Management, Inc. ("PCM") is the General Partner. Richard
                      W. Perkins, a director of the Company, is the President and Chief Executive Officer of PCM.

               (D)    Not applicable.

               (E)    Not applicable.

         CHRISTOPHER T. DAHL

               (A) As of April 15, 1999, Christopher T. Dahl, the President, Chief Executive Officer and Chairman of the Board of the Company, beneficially owned 160,000 shares of Common Stock of Harmony, constituting approximately 2.1% of the outstanding Common Stock of Harmony.

               (B) As of April 15, 1999, Mr. Dahl had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 160,000 shares of Common Stock of Harmony.

               (C)    Not applicable.

               (D)    Not applicable.

               (E)    Not applicable.

         JAMES G. GILBERTSON

               (A) As of April 15, 1999, James G. Gilbertson, the Chief Operating Officer of the Company, beneficially owned 25,000 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.

               (B) As of April 15, 1999, Mr. Gilbertson had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 25,000 shares of Common Stock of Harmony.

               (C)    Not applicable.

               (D)    Not applicable.

               (E)    Not applicable.

         RICHARD W. PERKINS

               (A) As of April 15, 1999, Richard W. Perkins, director of the Company, beneficially owned 50,000 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.

               (B) As of April 15, 1999, Mr. Perkins had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 50,000 shares of Common Stock of Harmony.

                              (Page 4 of 6 Pages)

               (C) On April 15, 1999, Pyramid disposed of 200,000 shares of Common Stock of Harmony. Mr. Perkins, as President of PCM, which is the General Partner of Pyramid, had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of such shares. Mr. Perkins disclaims beneficial ownership of shares of Common Stock of Harmony owned by Pyramid.

               (D)    Not applicable.

               (E)    Not applicable.

JILL J. THEIS

               (A) As of April 15, 1999, Jill J. Theis, General Counsel and Secetary of the Company, beneficially owned 1,666 shares of Common Stock of Harmony, constituting less than 1% of the outstanding Common Stock of Harmony.

               (B) As of April 15, 1999, Ms. Theis had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,666 shares of Common Stock of Harmony.

               (C) In March 1998, Harmony issued a ten-year incentive stock option to Ms. Theis for the purchase of 5,000 shares of Common Stock at a per share exercise price of $1.375. Such option vests in increments of one-third upon achieving certain increases in the closing price of Harmony's Common Stock; namely, one-third vests after a closing price in excess of $1.71875 per share, an additional one-third vests after a closing price in excess of $2.0625 and the remaining one-third vests after a closing price in excess of $2.75 per share. As of April 15, 1999, one-third of such options had vested.

               (D)    Not applicable.

               (E)    Not applicable.

                                    SIGNATURE

         After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                       Dated: April 19, 1999

                       CHILDREN'S BROADCASTING CORPORATION



                       By: /s/ Christopher T. Dahl
                           -----------------------------------------------------
                               Christopher T. Dahl
                               Chairman of the Board, President and
                               Chief Executive Officer










Schedule I

Executive Officers and Directors of Children's Broadcasting Corporation

         The name, business address, principal occupation or employment and citizenship of each executive officer and director is set forth below.

                              (Page 5 of 6 Pages)

Name                       Residence Address or               Occupation or             Citizenship or
                           Principal Business                 Employment or             Place of
                           Address and, if different,         Principal                 Organization
                           Address of Principal Office        Business
-------------------------  ---------------------------------- -----------------------   ----------------------
EXECUTIVE OFFICERS

Christopher T. Dahl        5501 Excelsior Boulvard            President, CEO                     U.S.A.
                           Minneapolis, MN 55416              and Chairman of the Board

James G. Gilbertson        5501 Excelsior Boulvard            COO and CFO                        U.S.A.
                           Minneapolis, MN 55416

Jill J. Theis              5501 Excelsior Boulvard            General Counsel and                U.S.A.
                           Minneapolis, MN 55416              Secretary

Barbara McMahon            5501 Excelsior Boulvard            Vice President of Populuxe         U.S.A.
                           Minneapolis, MN 55416

Michael Delgado            5501 Excelsior Boulvard            Vice President of Marketing        U.S.A.
                           Minneapolis, MN 55416
DIRECTORS:

Christopher T. Dahl        5501 Excelsior Boulvard            President, CEO                     U.S.A.
                           Minneapolis, MN 55416              and Chairman of the Board

Richard W. Perkins         730 East Lake Street               President and CEO of Perkins       U.S.A.
                           Wayzata, MN 55391                  Capital Management, Inc.
                                                              (a registered investment advisor)

Michael R. Wigley          3030 Centre Pointe Drive           President and CEO of Great         U.S.A.
                           Suite 900                          Plains Companies, Inc. (a
                           St. Paul, MN 55164                 building material and supply
                                                              company)

William E. Cameron         13900 Tahiti Way, #208             Head of International Business     U.S.A.
                           Marina Del Rey, CA 90291           Development for Universal
                                                              Health Communications

                              (Page 6 of 6 Pages)